September 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

Re:	Beneficient Registration Statement on Form S-3 Filed August 22, 2024 File No. 333-281694

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 12, 2024, regarding the Company’s Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on August 22, 2024. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-3

General

1.	We note your disclosure on pages 5 and 87 that the Yorkville “may be” deemed an underwriter within the meaning of the Securities Act. Because the selling stockholder, Yorkville, is the equity line investor under your Standby Equity Purchase Agreement dated June 27, 2023, please revise your disclosure on the cover page and pages 5 and 87 to name Yorkville as an underwriter for this offering. Refer to Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the cover page, page 5 and pages 84 and 88 of Amendment No. 1 accordingly to name Yorkville as an underwriter with respect to the SEPA Shares.

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance September 24, 2024 Page 2

2.	We note your disclosure on page 90 that “Selling Holder, or agents designated by it, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an ‘underwriter’ as the term is defined in the Securities Act.” Please revise this section to state clearly that (1) Yorkville is an underwriter in this offering, and (2) Mendoza Ventures Pre-Seed Fund II GP, LLC, Interest Solutions, LLC, and Convergency Partners, LLC may be deemed to be underwriters in this offering. Refer to Question 139.11 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the cover page, page 5 and pages 85 and 91 of Amendment No. 1 accordingly to name Yorkville as an underwriter with respect to the SEPA Shares and to state that Yorkville may be deemed an underwriter with respect to the Conversion Shares and the Warrant Shares. The Company has also revised the cover page and pages 86, 87 and 88 of Amendment No. 1 to state that the other Selling Holders may be deemed underwriters in this offering.

3.	It appears based on disclosure in the filing that Yorkville beneficially owns more than 1,325,382 shares, taking into account shares issued or issuable under the 2023 equity line agreement. Please revise the selling stockholders’ table or advise why you only included 1,325,382 shares issuable pursuant to the August 6, 2024 purchase agreement with Yorkville. Refer to Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 81 accordingly.

Cover Page

4.	Based on your disclosure related to the June 27, 2023 equity line agreement with Yorkville on pages 82-83, it appears that you have already registered some of the shares issuable pursuant to that equity line agreement on a prior registration statement. Please revise your cover page and elsewhere as appropriate to describe other registration statement(s) relating to the issuance of shares under the equity line agreement, the applicable timelines, how many shares were issued at that time, and how many shares remain available and may be registered at a later time, if any.

Response: Pursuant to the Company’s contractual obligations under the SEPA, the Company filed a registration statement on Form S-1 (File No. 333-273326) (the “SEPA Form S-1”) to register 1,140,511 shares of Class A common stock (as adjusted for stock splits) that may be sold by Yorkville. To date, 503,827 shares of the Company’s Class A common stock (as adjusted for stock splits) registered on the SEPA Form S-1 have been offered and sold to Yorkville under the SEPA. On July 9, 2024, the Company filed its Annual Report on Form 10-K, which constituted a fundamental change to the SEPA Form S-1 such that no additional shares may be sold by Yorkville pursuant to the SEPA Form S-1 without further amending the SEPA Form S-1. On September 20, 2024, the Company filed a post-effective amendment to its previous registration statement on Form S-1 (File No. 333-273326) to terminate the effectiveness of such registration statement and deregister all registered securities that remain unsold as of the date of such post-effective amendment. As a result, the Company has revised the cover page and page 84 accordingly.

Selling Stockholders, page 80

5.	Please revise your selling stockholders’ table on page 81 to disclose the natural person or persons who exercise the sole or shared voting and dispositive control with respect to the shares held by the entities named in the table.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 81 accordingly.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance September 24, 2024 Page 3

Plan of Distribution, page 87

6.	We note your disclosure on page 91 that selling shareholders will be subject to Regulation M. Please clarify how the selling shareholders plan to comply with the provisions of Regulation M that may prohibit Yorkville or any of its affiliates, who are participating in the distribution of the Class A common stock, from engaging in market making activities or purchasing shares in the open market while the equity line is in effect.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised page 92 accordingly.

Item 16. Exhibits, page II-2

7.	We note your disclosure on page 86 regarding the following:

●	the liquidity financing transaction with Mendoza Ventures that closed on February 6, 2024;
●	the issuance of Series B-3 Preferred Stock to Interest Solutions on February 6, 2024, in connection with investors relations advisory services rendered by Interest Solutions; and
●	the issuance of Series B-4 Preferred Stock to Convergency Partners on March 27, 2024, in connection with business advisory services rendered by Convergency Partners.

Please file the relevant agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has filed the Mendoza Subscription Agreement, the Interest Solutions Subscription Agreement and Convergency Partners Subscription Agreement as Exhibit 10.4, Exhibit 10.5 and Exhibit 10.6, respectively, to Amendment No. 1.

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U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance September 24, 2024 Page 4

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP